UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 28, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

NOTICE OF ANNUAL GENERAL MEETING
AND RESIGNATION OF DIRECTORS

NOTICE IS HEREBY GIVEN THAT the 2009 annual general meeting (“AGM”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Shanghai International Airport Hotel （上海國際機場賓館）, 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”) at 1:30 p.m. on Monday, 28 June 2010, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	“THAT, to consider and approve the report of the board of directors (the “Board”) for the year 2009.”

2.	“THAT , to consider and approve the report of the supervisory committee of the Company for the year 2009.”

3.	“THAT, to consider and approve the audited financial statements and the auditors’ reports for the Company for the year 2009.”

4.	“THAT, to consider and approve the Company’s profit distribution proposal for the year 2009 (Note 1).”

5.
“THAT, to consider and approve the re-appointments of PricewaterhouseCoopers, Zhong Tian CPAs Limited Company as the Company’s PRC domestic auditors for the financial year ending 31 December 2010 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2010, and to authorise the Board to determine their remuneration.”

6.
“THAT, to consider and approve the appointments of Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping as the directors of the sixth session of the Board and the appointments of Mr. Sandy Ke-Yaw Liu, Mr. Wu Xiaogen, Mr. Ji Weidong, Mr. Shao Ruiqing as the independent non-executive directors of the sixth session of the Board.

Please refer to note 8 for biographical details of the relevant directors.”

7.
“THAT, to consider and approve the appointments of Ms. Liu Jiangbo, Mr. Xu Zhao, Mr. Liu Jiashun as the shareholder representative supervisors of the sixth session of the supervisors committee of the Company.

Please refer to note 9 for biographical details of the relevant supervisors.”

SPECIAL RESOLUTION

8.	“THAT, to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a)
the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“Domestic Shares”) and overseas listed foreign shares (“Foreign Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)
such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)
the number of the Domestic Shares and Foreign Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing Domestic Shares and Foreign Shares; and

(iii)
the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Listing Rules (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:

“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)	the expiration of the 12-month period following the passing of this special resolution; or

(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c)
contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

RESIGNATION OF DIRECTORS

Mr. Wu Baiwang and Mr. Xie Rong will no longer serve as independent non-executive directors of the Company due to expiration of their terms of office with effect from the conclusion of the AGM. Mr. Wu Baiwang and Mr. Xie Rong confirm respectively that there is no disagreement between them and the Board and there is no matter relating to their resignation that needs to be brought to the attention of the shareholders of the Company. The Board would like to express its sincere gratitude to Mr. Wu Baiwang and Mr. Xie Rong for their loyalty, diligence and their effort in the development of the corporate governance of the Company during their tenure of offices.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping
Director and Company Secretary

As at the date hereof, the Directors are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)

Shanghai, the PRC
28 April 2010

Notes:

1.	Profit distribution proposal for the year ended 31 December 2009

The Board does not recommend the payment of dividend for the financial year ended 31 December 2009.

2.	Persons entitled to attend the AGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 28 May 2010 will be entitled to attend the AGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

3.	Registration procedures for attending the AGM

(1)
Holders of the H shares of the Company shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Monday, 7 June 2010 (if by facsimile) or between Monday, 31 May 2010 and Monday, 7 June 2010 (if by post). If proxies are appointed by shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4.	Appointing proxies

(1)
Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)
The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

5.	Duration of the AGM

The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own accommodation and travel expenses.

6.	Closure of books

The H share register of members of the Company will be closed from Saturday, 29 May 2010 to Monday, 28 June 2010, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 28 May 2010.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

7.	Abstention from voting

No person is required to abstain from voting in respect of any of the resolutions set out in the notice.

8.	Biographical details of the relevant directors

Mr. Liu Shaoyong, aged 51, is currently the Chairman of the Company and Deputy Party Secretary and General Manager of China Eastern Air Holding Company (“CEA Holding”). Since Mr. Liu joined the civil aviation industry in 1978, he has been appointed the Deputy General Manager of China General Aviation Corporation, Deputy Director of Shanxi Provincial Civil Aviation Administration, General Manager of the Shanxi Branch of the Company, and Chief of the Flying Model Division of the Civil Aviation Administration of China (the “CAAC”). Mr. Liu served as General Manager of the Company from December 2000 to October 2002, Vice Minister of the CAAC from October 2002 to August 2004, General Manager of China Southern Air Holding Company from August 2004 to December 2008, Chairman of directors of China Southern Airlines Co., Ltd (H Share stock code: 1055) from November 2004 to December 2008. Since December 2008, Mr. Liu has been appointed Deputy Party Secretary and the General Manager of CEA Holding, and has just become the Chairman of the Company since 3 February 2009. Mr. Liu graduated from the China Civil Aviation Flight College and achieved an EMBA degree of Tsinghua University in 2005. Mr. Liu holds the title of First Class Pilot. He is currently the Director General of China Air Transport Association, the Director of International Air Transport Association and the Director of Association for Relations Across the Taiwan Straits.

Mr. Liu Shaoyong did not receive from the Company any remuneration as a director of the Company for the year ended 31 December 2009.

Mr. Li Jun, aged 57, is currently the Vice Chairman of the Company and the party secretary of CEA Holding. Mr. Li joined the civil aviation industry in 1972. Since 1977, Mr. Li served as officer in the Political Department and office secretary of CAAC. Mr. Li served as person-in-charge of Policy Research Department in the Civil Aviation Bureau in 1984, deputy director of Policy Research Department in the Civil Aviation Bureau in 1986, deputy manager of Planning Department in CAAC in 1989, manager of Planning Department in CAAC in 1994, director of the General Office in CAAC in 1996, manager of Personnel Education Department in CAAC in 2000, and deputy head and party committee member of CAAC in 2001. Since 2006, Mr. Li has served as party secretary of CEA holding and has served as Vice Chairman of the Company since June 2007. Mr. Li graduated from the Party School of the Central Committee of the C.P.C. and holds a bachelor degree of Economic Management and is a qualified senior political work instructor and Economist.

Mr. Li Jun did not receive from the Company any remuneration as a director of the Company for the year ended 31 December 2009.

Mr. Ma Xulun, aged 45, is currently a director of the Company, the General Manager and the Deputy Party Secretary of the Company, the Deputy Party Secretary of CEA Holding. Mr. Ma joined the civil aviation industry since 1997. He has been appointed Deputy General Manager of China Commodities Storing and Transportation Corporation, Deputy Director General of Finance Department of the CAAC, Vice President of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed the Vice President of the general affairs of Air China International Corporation Limited. Later on, Mr. Ma served as President and Deputy Party Secretary of Air China International Corporation Limited (stock code: 753) from September 2004 to January 2007. Mr. Ma became a Party member of China National Aviation Holding Company from December 2004 to December 2008, and Deputy General Manager of China National Aviation Holding Company from January 2007 to December 2008. Since December 2008, Mr. Ma started working as General Manager and Deputy Party Secretary of the Company and Deputy Party Secretary of CEA Holding. Since 3 February 2009, Mr. Ma has become a Director of the Company. Mr. Ma Xulun became a director of China Cargo Airlines Co., Ltd. (a subsidiary of the Company) with effect from 4 January 2009 and became the chairman of such company with effect from 5 January 2009. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master degree and is a qualified accountant.

The remuneration and bonus paid to Mr. Ma Xulun for the year ended 31 December 2009 were RMB142,000.

Mr. Luo Chaogeng, aged 59, is currently a director of the Company. Mr. Luo joined the civil aviation industry in 1970. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic and vice instructor of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xi’an Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, Mr. Luo was the general manager of Yunnan Airlines and the director and deputy party secretary of Civil Aviation Administration Bureau of Yunnan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to present, he has been the party constitution member and vice president of CEA Holding. From September 2002 to September 2004, he has also served concurrently as the general manager of Yunnan Airlines of CEA Holding. From September 2004 to the present, he has been the party constitution member and vice president of CEA Holding, and from September 2004 to October 2006 was President and deputy party secretary of China Eastern Airlines Corporation Limited. Mr. Luo serves as a non-executive directors of TravelSky Technology Limited (H Share Stock code: 696) from 3 March 2009. From September 1998 to June 2001, Mr. Luo attended the postgraduate course in economics and management for incumbent leading cadres of Shaanxi Province at the Central Party School. Mr. Luo has first class competency in flight mechanics.

As at the date of this notice, Mr. Luo Chaogang has a personal interest in 6,600 A shares of the Company.

Mr. Luo Chaogeng did not receive from the Company any remuneration as a director of the Company for the year ended 31 December 2009.

Mr. Luo Zhuping, aged 57, is currently a director and the Company Secretary of the Company. Mr. Luo joined the Company in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of the board of the Company and, from 1997 to 2008, also served as the head of the secretariat of the board of the Company. He became a director of the Company in June 2004. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

As at the date of this notice, Mr. Luo Zhuping has a personal interest in 11,616 A shares of the Company.

The remuneration and bonus paid to Mr. Luo Zhuping for the year ended 31 December 2009 were RMB182,000.

Mr. Sandy Ke-Yaw Liu, aged 61, was appointed as an independent non-executive director of the Company in June 2009. Mr. Liu joined the civil aviation industry in Taiwan since 1969. He has served in China Airlines (台灣中華航空公司) as Airport Manager in Honolulu Airport, Marketing Director for the Americas, General Manager for Hawaii District, Regional Director for Europe, Director of Corporate Planning and Director of Marketing Planning respectively in its Corporate Office Taiwan. He also served as Vice President for Market and Sales in 1993 and Executive Vice President for Commercial since 1996, and was promoted to President in 1998. Additionally, Mr. Liu had served as Board Director in Taiwan Mandarin Airlines (台灣華信航空), Taiwan Far Eastern Air Transport (台灣遠東航空), Taiwan China Pacific Catering Service (台灣華膳空廚), Taiwan Taoyuan International Airport Service Company (台灣 桃園航勤服務公司) and the Chairman of the Board of Taiwan Air Cargo Terminal (台灣華儲物流公司). In 2001, he moved to Hong Kong to join Expeditors International of Washington, Inc. a global logistics company as the Chief Operating Officer for Asia Region. Mr. Liu graduated from Taipei’s Shih-Shin University (台灣世新大學) and attended advanced study program in Stanford University in the United States in 1990 and 1993 respectively.

The remuneration and bonus paid to Mr. Liu for the year ended 31 December 2009 were RMB106,000.

Mr. Wu Xiaogen, aged 44, was appointed as an independent non-executive director of the Company in March 2010. Mr. Wu was the assistant to general manager and the deputy general manager of the securities business department of China Jingu International Trust Investment Company Limited (中國金穀國際信託投資有限責任公司) from April 1998 to March 1999, the deputy general manager of the securities management department and the general manager of the institutional management department of China Technology International Trust Investment Company (中國科技國際信託投資公司) from March 1999 to July 2000, the head of the audit teaching and research unit and the vice president of the School of Accountancy of Central University of Finance and Economics (中央財經大學) from July 2000 to November 2004. He has been the chief accountant of China First Heavy Industries (中國第一重型機械集團公司) since November 2004 and holds the title of researcher. Mr. Wu graduated from the Department of Economics and Management of Central University of Finance and Economics (中央財經大學) in 1997 and obtained a doctoral degree in Economics.

Mr. Wu Xiaogen did not receive from the Company any remuneration as a director of the Company for the year ended 31 December 2009.

Mr. Ji Weidong, aged 52, was appointed as an independent non-executive director of the Company in March 2010. Mr. Ji graduated from the Department of Law of Peking University (北京大學) in 1983 and obtained a bachelor’s degree in law. Mr. Ji completed his master’s and doctoral degree courses at the graduate school of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School, the USA. He obtained his doctoral degree in law from Kyoto University, Japan in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University, Japan. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and professor of Koguan Law School of Shanghai Jiaotong University. He is currently an honorary professor at Kobe University, Japan.

Mr. Ji Weidong did not receive from the Company any remuneration as a director of the Company for the year ended 31 December 2009.

Mr. Shao Ruiqing, aged 53, is currently the deputy head of the Shanghai Lixin University of Commerce (上海立信會計學院) and a professor in accounting, and also a professor and a mentor to doctoral students in Shanghai Maritime University (上海海事大學). For the period from August 1982 to February 2004, he taught at Shanghai Maritime University and has been deputy dean and dean of the School of Economics and Management. For the period from March 2004 to date, he has been deputy dean in Shanghai Lixin University of Commerce. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics (上海財經大學) and Tongji University (同濟大學) obtaining his bachelor’s degree in economics, master’s degree and doctoral degree in management. Mr. Shao has engaged in the teaching, research and practice of the accounting profession for a long time, and has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia. He is well-versed with internal control, IFRS and standards for risk management for foreign enterprises. Mr. Shao is also an independent director and head of audit committee in listed companies including Shanghai Automotive Co., Ltd, an external supervisor and head of supervisory committee of China Merchants Bank Co., Ltd. and an independent director of Wuhan Jianmin Pharmaceutical Groups Corp., Ltd (武漢健民葯業集團股份有限公司) and Edifier Technology Co, Ltd (深圳市漫步者科技股份有限公司) respectively. Mr. Shao was awarded special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Communications of the PRC, as an expert in finance and accounting.

As for as the directors are aware, save as disclosed in the above, Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping, Mr. Sandy Ke-Yaw Liu, Mr. Wu Xiaogen, Mr. Ji Weidong and Mr. Shao Ruiqing have not held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications preceding the date of this notice, nor have they any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this notice, the above mentioned persons do not have, and are not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

None of the above-mentioned persons has entered into any service contract with the Company in the capacity as a director of the Company. The remuneration of Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping, Mr. Sandy Ke-Yaw Liu, Mr. Wu Xiaogen, Mr. Ji Weidong and Mr. Shao Ruiqing are determined at the shareholder’s meeting of the Company according to their respective responsibilities with the Company and the prevailing market conditions.

The terms of offices of the directors of the sixth session of the Board is three years.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping, Mr. Sandy Ke-Yaw Liu, Mr. Wu Xiaogen, Mr. Ji Weidong and Mr. Shao Ruiqing which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

9.	Biographical details of the relevant supervisors

Ms. Liu Jiangbo, aged 59, is currently the chairman of the supervisory committee of the Company, and a party member, vice president, and the head of disciplinary inspection group of CEA Holding. Ms. Liu Jiangbo joined the civil aviation industry in 1979. Since then, Ms. Liu had been an officer in the Beijing Administrative Bureau of Civil Aviation of China and the deputy secretary of the committee of C.P.C. of the transportation business division. Ms. Liu served as secretary of the committee of the Communist Youth League of the National Civil Aviation in 1985, deputy director of the personnel department of the Traffic Control Bureau of the Aviation of China from 1987 to 1999, supervisor to the Civil Aviation Administration of China appointed by the Supervisory Bureau of China from 1990 to 1994, deputy director of the transportation division of CAAC from 1994 to 2000, secretary of the committee of C.P.C. and vice president of Yunnan Airlines Corporation Limited from 2000 to 2002, and the party member, vice president and head of the disciplinary examination committee of CEA Holding in 2002 to the present. Ms. Liu graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in business management of industrial economics, having the qualification of post-graduate and senior political work instructor.

Ms. Liu Jiangbo did not receive from the Company any remuneration as a supervisor of the Company for the year ended 31 December 2009.

Mr. Xu Zhao, aged 41, is currently a supervisor of the Company, and the chief accountant of CEA Holding. Mr. Xu joined the civil aviation industry in the end of 2006. Mr. Xu served as engineer and accountant in Dongfeng Motor Group Company Limited in 1991 and 1997 respectively, Mr. Xu joined Shanghai Yanhua High Technology Limited Company as a manager in finance department in 2000, and joined Shaanxi Heavy Duty Automobile Co. Limited as a chief financial officer in 2002. Since November 2006, Mr. Xu has served as the chief accountant in CEA Holding. Mr. Xu graduated from Chongxing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. Xu Zhao did not receive from the Company any remuneration as a supervisor of the Company for the year ended 31 December 2009.

Mr. Liu Jiashun, aged 53, has been a supervisor of the Company since 2000. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee of China Aviation Fuel Hainan Company, as well as chairman of the board and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also the chief director in charge of fuel supply engineering at Haikou’s Meilan Airport and served as a director of Meilan Airport Co., Ltd. and the vice chairman of the board and president of 美亞實業有限公司. From 1999 to 2007 he was deputy party secretary, and subsequently the secretary of the disciplinary committee of China Aviation Fuel East China Company and he served as the general manager of 上海浦航石油有限公司 from 2006 to March 2009. Since October 2009, Mr. Liu serves as the party secretary of 中國航空油料華東公司 (China Aircraft Fuel Huadong Company). Mr. Liu received post-graduate education and is qualified as a senior political work instructor.

As at the date of this notice, Mr. Liu has a personal interest in 3,960 A shares of the Company.

Mr. Liu Jiashun did not receive from the Company any remuneration as a supervisor of the Company for the year ended 31 December 2009.

None of Ms. Liu Jiangbo, Mr. Xu Zhao and Mr. Liu Jiashun has entered into any service contract with the Company in the capacity as a supervisor of the Company. The remuneration of each of Mr. Liu Jiashun, Mr. Liu Jiangbo and Mr. Xu Zhao for the year ending 31 December 2010 will be determined by the remuneration committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the directors are aware and save as disclosed above, each of Ms. Liu Jiangbo, Mr. Liu Jiashun and Mr. Xu Zhao did not hold any major office in other public listed companies in the last 3 years. Save as disclosed above, each of them does not have any relationship with any other directors, supervisors or senior management or substantial or controlling shareholders of the Company, nor does each of them have any interests in the shares of the Company within the meaning of Part XV of the SFO.

In relation to the re-appointment of the supervisors, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Listing Rules nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

Proxy Form for the 2009 Annual General Meeting

I/We ____________________________________________________________(Note 1), ‘‘H’’ Shares shareholder account number (if applicable): ________________________________________, address: _____________________________________________________(Note 1), hold _____________________________ “H” Shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the AGM or Mr./Ms.______________________________________________ of address: ______________________________________________________(Note 3), to represent me/us to attend the AGM to be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”), at 1:30 p.m. on Monday, 28 June 2010 and any adjournment thereof (the “AGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the annual general meeting (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:
Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

ORDINARY RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.	‘‘THAT, to consider and approve the report of the board of directors (the “Board”) for the year 2009.’’
2.	‘‘THAT, to consider and approve the report of the supervisory committee of the Company for the year 2009.’’
3.	‘‘THAT, to consider and approve the audited financial statements and the auditors’ reports for the Company for the year 2009.’’
4.	‘‘THAT, to consider and approve the Company’s profit distribution proposal for the year 2009.’’
5.
‘‘THAT, to consider and approve the re-appointments of PricewaterhouseCoopers, Zhong Tian CPAs Limited Company as the Company’s PRC domestic auditors for the financial year ending 31 December 2010 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2010, and to authorise the Board to determine their remuneration.’’

6.
‘‘THAT, to consider and approve the appointments of Mr. Liu Shaoyong, Mr. Li Jun, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping as the directors of the sixth session of the Board and the appointments of Mr. Sandy Ke-Yaw Liu, Mr. Wu Xiaogen, Mr. Ji Weidong, Mr. Shao Ruiqing as the independent non-executive directors of the sixth session of the Board.

6.1	to consider and approve the appointment of Mr. Liu Shaoyong as a director of the sixth session of the Board;
6.2	to consider and approve the appointment of Mr. Li Jun as a director of the sixth session of the Board;
6.3	to consider and approve the appointment of Mr. Ma Xulun as a director of the sixth session of the Board;
6.4	to consider and approve the appointment of Mr. Luo Chaogeng as a director of the sixth session of the Board;
6.5	to consider and approve the appointment of Mr. Luo Zhuping as a director of the sixth session of the Board;
6.6	to consider and approve the appointment of Mr. Sandy Ke-Yaw Liu as an independent non-executive director of the sixth session of the Board;
6.7	to consider and approve the appointment of Mr. Wu Xiaogen as an independent non- executive director of the sixth session of the Board;
6.8	to consider and approve the appointment of Mr. Ji Weidong as an independent non- executive director of the sixth session of the Board;
6.9	to consider and approve the appointment of Mr. Shao Ruiqing as an independent non- executive director of the sixth session of the Board.’’
7.
‘‘THAT, to consider and approve the appointments of Ms. Liu Jiangbo, Mr. Xu Zhao, Mr. Liu Jiashun as the shareholder representative supervisors of the sixth session of the supervisors committee of the Company.

7.1	to consider and approve the appointment of Ms. Liu Jiangbo, as a shareholder representative supervisor of the sixth session of the supervisors committee of the Company;
7.2	to consider and approve the appointment of Mr. Xu Zhao, as a shareholders representative supervisor of the sixth session of the supervisors committee of the Company;
7.3	to consider and approve the appointment of Mr. Liu Jiashun, as a shareholders representative supervisor of the sixth session of the supervisors committee of the Company.’’

	SPECIAL RESOLUTION	AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
8.
‘‘THAT, to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:

(a)           the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (‘‘Domestic Shares’’) and overseas listed foreign shares (‘‘Foreign Shares’’) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

(i)           such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)          the number of the Domestic Shares and Foreign Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing Domestic Shares and Foreign Shares; and

(iii)         the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Listing Rules (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained.

(b)           for the purposes of this special resolution:

‘‘Relevant Period’’ means the period from the passing of this special resolution until the earliest one of the following three terms:

(i)           the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or

(ii)          the expiration of the 12-month period following the passing of this special resolution; or

(iii)         the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(c)          contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.’’

Signature(s):	(Note 5)	Date:

Notes:
1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).
2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).
3.
If you wish to appoint someone other than the chairman of the AGM, please delete the words ‘‘the chairman of the AGM or’’ and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.
IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a cross (“x”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.

5.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.
6.
This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time scheduled for the holding of the AGM in order for such documents to be considered valid.

7.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.
8.	If a proxy attends the AGM, appropriate identification documents must be produced.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

ANNUAL GENERAL MEETING

ATTENDANCE SLIP

To:      China Eastern Airlines Corporation Limited (the ‘‘Company’’)

I/We intend to attend the annual general meeting of the Company to be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China, at 1 : 30 p.m. on Monday, 28 June 2010 personally/by appointing a proxy.

Name
Number of H Share Held
IC/Passport Number
Shareholder’s Number
Correspondence Address
Telephone Number

Signature(s):                                                                                                                             Date:

Notes:

1.	Please print your full name in English as well as in Chinese (as registered in the register of members).

2.	Please attach a photocopy of the relevant page(s) in your IC/Passport showing your name and your photo.

3.	Please attach a photocopy of the documents certifying your shareholding.

4.	As for items (personally/by appointing a proxy) and (IC/Passport number(s)), please delete the items as appropriate.

5.
This slip must be completed and signed and be received at the Company’s place of business at No. 2550 Hongqiao Road, Shanghai, the People’s Republic of China from 9 : 00 a.m. to 4 : 00 p.m. on Monday, 7 June 2010 (if by facsimile) or between Monday, 31 May 2010 to Monday, 7 June 2010 (if by post). The slip must be addressed to the Secretary Office of the Board of Directors.

The slip can be sent to the Company by way of personal delivery, mail (zip code: 200335) or by fax (fax number: +86 21 62686116).